Exhibit 1

NEWS

For Release: IMMEDIATE

Hadera Paper Ltd.
Signing an Agreement- Updating Report

Hadera, Israel, July 13, 2008 – Hadera Paper Ltd. (AMEX:AIP) [AIPM] announced today that following the Company’s previous announcements dated July 2, 2008 and July 8, 2008, the Company announced that on July 10, 2008 it has signed an agreement for the acquisition of shares of Carmel Container Systems Ltd. (“Carmel”, an affiliated company) from the principal shareholder of Carmel, Mr. Robert Kraft and a number of additional shareholders in Carmel, on an “as is” basis, for the total consideration of approximately $20.77 million, to be paid upon closing of the transaction.

The completion of the transaction is conditional upon receiving approval as required by law, including the approval of the Israeli Antitrust Authority.

The Company currently holds approximately 36% of Carmel and upon completion of the transaction the Company will hold approximately 89.3% of the Carmel shares.

Subsequent to the transaction, if completed, the Company shall consolidate the financial statements of Carmel and Frenkel C.D. Ltd. (an affiliated company of the Company and Carmel). The principal result of the consolidation will consist of an anticipated increase in the Company’s sales (based on the 2007 results, from approximately NIS 580 million, to approximately NIS 1160 million). The acquisition will be financed from the Company’s own resources.

Contact:
Lea Katz, Adv.
Corporate Secretary and Chief of Legal Department
Hadera Paper Ltd. Group
Tel:+972-4-6349408
Leak@aipm.co.il